News

FOR IMMEDIATE RELEASE

BMO Financial Group Declares Increase to Dividend

TORONTO, August 24, 2004 — The Board of Directors of Bank of Montreal today declared a quarterly dividend of 44 cents a share on paid-up common shares of Bank of Montreal for the fourth quarter of fiscal year 2004, up 4 cents from the previous quarter.

For the current quarter, the board also declared a dividend of 30.00 cents a share on paid-up Class B Preferred Shares Series 4, a dividend of 33.125 cents a share on paid-up Class B Preferred Shares Series 5, a dividend of 29.6875 cents a share on paid-up Class B Preferred Shares Series 6, and a dividend of U.S. 37.1875 cents a share on paid-up Class B Preferred Shares Series 10 of BMO.

The board also declared a dividend of 13.573 cents a share on paid-up Class B Preferred Shares Series 3, which will be redeemed on September 30, 2004 and this amount represents a dividend for the period of August 25th to September 30th.

The dividend on the common shares is payable November 29, 2004 to shareholders of record on November 5, 2004. The dividends on the preferred shares, except for Series 3 are payable November 25, 2004 to shareholders of record on November 5, 2004.

Contacts:
Media Relations
Ralph Marranca, Toronto, ralph.marranca@bmo.com, (416) 867-3996
Ronald Monet, Montreal, ronald.monet@bmo.com, (514) 877-1101

Investor Relations
Susan Payne, Toronto, susan.payne@bmo.com, (416) 867-6656
Steven Bonin, Toronto, steven.bonin@bmo.com, (416) 867-5452

Internet: www.bmo.com